Filed by Stratos Lightwave, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 0-30869
Subject Company: Stratos Lightwave, Inc.

Stratos Lightwave, Inc. issued the following press release today:

Contacts:	David A. Slack, CFO Michael T. Perkins, Manager of Investor Relations (708) 867-9600

CHICAGO, Oct. 8 /PRNewswire-FirstCall/ — Stratos Lightwave, Inc., (Nasdaq: STLW) a leading supplier of optical subsystems, reaffirmed today that net sales for the fiscal second quarter ending October 31, 2003 will be in the range of $6.5 to $7.5 million, as previously announced on its conference call of August 28, 2003. “Over the past year we have diversified our market focus beyond our traditional telecommunications and enterprise networking markets segments. We have spent the past year developing new opportunities in the military, video transport, oil and gas, and harsh environment markets,” said James McGinley, Stratos’s President and CEO. “During the last two quarters we have won several major programs in these new markets, which included the Bowman Project, the Fenway Park Project, and the Contraves Project. Our initial participation in the Bowman project recently resulted in a $2.0 million dollar order and may provide an estimated $11 million in revenue over the next several years. While we are still in various stages of development with these projects, we expect to see additional revenue from them in the second half of fiscal year 2004.” “While we are pleased with the progress we have made in diversifying our market focus, it’s important to point out that we are not abandoning our traditional telecom and enterprise markets. While we have become more selective of our investment in those markets, they remain a significant part of our revenue and our future. We continue to keep a close eye on developments in those markets, so that we are positioned to act when attractive opportunities arise,” McGinley concluded. James McGinley and David Slack, Executive Vice President and CFO, will further discuss the Company’s earnings and operations when it releases its second quarter results on Wednesday, December 3, 2003, after the market closes. Following the release the Company will host a live audio webcast and conference call at 5:00 pm EST. Investors and other interested parties may listen to the live webcast by visiting the investor relations section of the Stratos Lightwave website at www.stratoslightwave.com . A webcast replay will also be available on the Company’s website. About Stratos Lightwave Stratos Lightwave, Inc. (Nasdaq: STLW) develops, manufactures and sells optical subsystems for various applications. These optical subsystems are used in storage, data networking, metro/telecom, military/government and other industrial markets. This press release contains predictions, estimates and other forward-looking statements regarding anticipated revenue growth, customer orders, manufacturing capacity and financial performance. All forward-looking statements in this press release are based on information available to the company as of the date hereof, and we assume no obligation to update any such forward-looking statements. Forward-looking statements are subject to risks and uncertainties and actual results may differ materially from any future performance suggested. These factors include rapid technological change in the optical communications industry; fluctuations in operating results;

the Company’s dependence on a few large customers; and competition. Other risk factors that may affect the Company’s performance are listed in the Company’s annual report on Form 10-K and other reports filed from time to time with the Securities and Exchange Commission. For additional information contact Stratos Lightwave at 7444 W. Wilson Ave., Chicago, IL USA 60706-4549; Tel: 708.867.9600. Fax: 708.867.0996. Website: www.stratoslightwave.com . SOURCE Stratos Lightwave, Inc. CONTACT: David A. Slack, CFO, or Michael T. Perkins, Manager of Investor Relations, both of Stratos Lightwave, Inc., +1-708-867-9600 /Web site: http://www.stratoslightwave.com.

ABOUT STRATOS LIGHTWAVE

Stratos Lightwave, Inc. (NASDAQ: STLW) develops, manufactures and sells optical subsystems and components for high data rate networking, data storage, military, harsh environment, television/broadcast and telecommunications applications. These optical subsystems are used in local area networks (LANs), storage area networks (SANs), metropolitan area networks (MANs), wide area networks (WANs), and central office networking in the telecommunications market. The company also designs, manufactures, and sells a full line of optical components and cable assemblies for use in these networks.

THIS IS NOT A PROXY SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Stratos or Sterling Holding Company. Stratos has filed with the Securities and Exchange Commission (SEC) a definitive joint proxy statement/prospectus which has been mailed to security holders and other relevant documents concerning the planned merger of Sterling with a subsidiary of Stratos. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Stratos will be available free of charge from Stratos Investor Relations, 7444 W. Wilson Avenue, Chicago, Illinois 60706-4549.

Stratos and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Stratos in connection with the merger. Information about the directors and executive officers of Stratos and their ownership of Stratos stock is set forth in the Registration Statement on Form S-4 filed with the SEC on September 29, 2003.

SAFE HARBOR STATEMENT

This communication contains predictions, estimates and other forward-looking statements regarding anticipated revenue growth, customer orders, manufacturing capacity and financial performance. All forward-looking statements in this communication are based on information available to the company as of the date hereof, and we assume no obligation to update any such forward-looking statements. Forward-looking statements are subject to risks and uncertainties and actual results may differ materially from any future performance suggested. These factors include rapid technological change in the optical communications industry; fluctuations in operating results; the Company’s dependence on a few large customers; and competition. Other risk factors that may affect the Company’s performance are listed in the Company’s annual report on Form 10-K and other reports filed from time to time with the SEC.

For additional information contact Stratos Lightwave at 7444 W. Wilson Ave., Chicago, IL USA 60706-4549; Tel: 708.867.9600. Fax: 708.867.0996

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